ORRICK, HERRINGTON & SUTCLIFFE LLP 666 FIFTH AVENUE NEW YORK, NEW YORK 10103-0001 tel: +1-212-506-5000 fax: +1-212-506-5151 WWW.ORRICK.COM

August 28, 2009

Via Email and U.S. Mail

Max A. Webb, Esquire
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:          CorTS Trust VI for IBM Debentures
Form 10-K for the fiscal year ended December 31, 2008
Filed March 24, 2009
File no. 811-21967

Dear Mr. Webb:

This letter responds to comments of the Securities and Exchange Commission staff (the “Staff”) contained in your letter, dated August 5, 2009 (the “Comment Letter”), regarding the above referenced Form 10-K (the “Form 10-K”). In the text that follows, each comment expressed by the Staff in the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter. Each comment is followed by a response made on behalf of Structured Products Corp. (the “Registrant”).

Form 10-K

1.	In future filings, please ensure that all exhibits are filed with separate EDGAR exhibit tags, rather than as part of the body of the 10-K.

Response:            The Registrant agrees to ensure that all exhibits are filed with separate EDGAR exhibit tags, rather than as part of the body of the 10-K.

Max A. Webb
Assistant Director
August 28, 2009

Item 1122 of Regulation AB — Compliance with Applicable Servicing Criteria

2.
We note that the servicer did not assess compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criterion set forth in subparagraph (d)( )(i) was deemed not applicable.

Response:            As you note, several of the items set forth in Item 1122 of Regulation AB are inapplicable to the offering. The Registrant believes that subparagraph (d)(1)(i) is also inapplicable. The CorTS Trust VI for IBM Debentures utilizes a simple pass-through structure whereby payments on the pool assets are received by the trustee and distributed to investors at the direction of the Depositor. Accordingly, there arc no performance or other triggers or events of default that require monitoring by the trustee. The trustee's limited activities under the transaction documents are addressed by subparagraphs that are marked as applicable, particularly subparagraphs (d)(3)(i) relating to reports to investors, (d)(3)(ii), (iii) and (iv) relating to distributions to investors, and (d)(4)(iii) and (iv) relating to payments on pool assets.

Exhibit 31.1 — Section 302 Certification

3.	Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K.

Response:            The Registrant agrees to promptly file an amended Form 10-K which will contain the required certification as Exhibit 31.1 in the form requested.

The Staff requested that the Registrant provide, in writing, a statement acknowledging that:

•	the Registrant is, responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Max A. Webb
Assistant Director
August 28, 2009

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By submission of this letter, the Registrant acknowledges the three foregoing points.

Sincerely,
/s/ Al B. Sawyers

cc: Ms. Amanda Ravitz, Esquire